UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Final Results



1 March 2004

PEARSON PLC PRELIMINARY RESULTS
12 months ended 31 December 2003


                           2003        2002      Change -    Change -       Change
      ----------------   --------   ---------  underlying    constant    -headline
                                                ---------    currency    ---------
                                                             ---------

Sales                  GBP4,048m   GBP4,320m          (4)%         (2)%       (6)%

Business performance*
Operating
profit                   GBP490m     GBP493m           0%           5%        (1)%
Profit before
tax                      GBP410m     GBP399m                        8%          3%
Adjusted
earnings per
share                      32.0p       30.3p                       11%          6%
Operating free
cash flow                GBP210m     GBP305m                                 (31)%
Free cash flow           GBP192m     GBP215m                                 (11)%
Operating
margin                     12.1%       11.4%
Return on
invested
capital                     6.3%        6.0%

Statutory results
Operating
profit                   GBP226m     GBP143m                                   58%
Profit/ (loss)
before tax               GBP152m     GBP(25)m                                   --
Basic
earnings/
(loss) per
share                       6.9p      (13.9)p                                   --

Dividend per
share                      24.2p       23.4p                                    3%
Net borrowings         GBP1,361m   GBP1,408m                                  (3)%


* Continuing operations before goodwill (2003: GBP(264)m; 2002: GBP(340)m), integration costs (2003: GBPnil; 2002: GBP(10)m), non operating items (2003:
GBP6m; 2002: GBP(37)m) and net finance costs (2003: GBPnil; 2002: GBP(37)m).

Constant currency growth rates are calculated using constant 2002 exchange rates. In 2003, currency movements reduced revenues by GBP181m and profits by GBP27m. Underlying growth rates exclude the impact of currency movements and portfolio changes. In 2003, portfolio changes increased revenues by GBP89m and profits by GBP24m. Throughout this statement, we refer to business performance measures and growth rates on an underlying basis unless otherwise stated.

2003: market share and efficiency gains bring improvements in operating margin, adjusted earnings per share and return on invested capital;

2004: underlying progress on earnings, cash and returns expected, despite a weak school calendar and investments to gain share and accelerate organic growth;

2005: acceleration in earnings, cash and returns, with the strengthening of the US School industry, $1bn of multi-year contract wins in 2003 and lower costs in advertising and technology-related businesses.

Marjorie Scardino, chief executive, said:

"In the face of a tough business environment over the past few years we have improved our market positions through operating efficiency and product quality. We are now leaner, stronger and more ready for the better conditions we're beginning to see ahead.

"In 2004 we expect to make further underlying progress toward our financial goals, and in 2005 we see a very strong performance from our whole company. That will be underpinned by US school publishing and the contracts we already have in-house. Any recovery in our cyclical businesses would be a further benefit."



2003 highlights: strong competitive performances and further efficiency gains

   - School sales up 1% and profit up 13%. US basal publishing up 4% (against market growth of 1%); digital learning business returns to profit despite lower sales; testing business wins $300m of new contracts;

   - Higher Education sales up 6% and profit up 11%. US Higher Education business up 6% (against market up 3%) in fifth straight year of market share gains;
   - Professional sales and profits lower due to impact of the 2002 TSA contract. Technology publishing business maintains margins and gains share in a declining market; Professional Testing and Government Solutions win $800m of new long-term contracts;

   - FT Group profits up 8% despite tough market for business advertising; first signs of improvements in advertising trends in the second half of the year. IDC increases profits by 18% and business newspapers invest to strengthen competitive positions;

   - Penguin increases revenues and profits by 2% for another record year. Strong publishing offsets industry-wide backlist softness.

Outlook

At this early stage in the year, we continue to expect further underlying progress on earnings, cash and returns in 2004. Pearson generates approximately two thirds of its revenues in the US and a five cent change in the average exchange rate for the full year (which in 2003 was GBP1:$1.63) will have an impact of approximately 1p on adjusted earnings per share. Our outlook is:

   - We expect revenues at our School business to be broadly in line with 2003, as growth in testing and digital learning offset lower sales in US school publishing, where we expect the industry to decline in the mid-single digits. We expect our US publishing margins to ease by 1 - 2% points but expect margin progress elsewhere in the School business. We are continuing to invest in our programmes in key subjects and in 2005, based on the current adoption schedule, we expect revenues at our US School publishing business to grow in double digits, with a margin recovery. Full implementation of No Child Left Behind from 2005 and improving state budgets should benefit our testing and digital learning businesses;

   - In 2004, we expect our US Higher Education business to grow in the 4-6% range, gaining share with a strong publishing schedule, our online services and custom publishing;

   - We expect our Professional businesses to show revenue and profit growth in 2004, even as we invest in our new professional testing centres;

   - Penguin faces tough revenue and profit comparisons after another record year in 2003, but we expect to grow faster than the consumer publishing market with another strong publishing schedule. This year, Penguin will increase investment in its publishing and in initiatives to reach new readers. We expect Penguin to deliver a good cash performance, even though its publishing schedule will again be concentrated in the fourth quarter;

   - Advertising trends at our business newspapers have continued to improve in the first two months of the year. Advertising revenues at the Financial Times, which were 18% lower in the first half of 2003 and 12% lower in the second half, are 4% lower in the year to date. Forward bookings are running a little ahead of last year at all our business newspapers. Although the outlook for our business newspapers remains uncertain, we expect the cost actions we have taken to reduce losses at the Financial Times by approximately GBP20m this year even without any advertising recovery. Once again, we expect IDC to deliver good results, with profit growth in the mid-single digits.


For more information:

UK: Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310

US: Jeff Taylor (analysts and investors) +1 952 201 6878 / David Hakensen (media) + 1 952 681 3040

Pearson's preliminary results presentation for investors and analysts will be webcast live today from 0930 (GMT) and available for replay from 12 noon (GMT) via www.pearson.com.

We will also be holding a conference call for US investors at 1000 (EST)/1500
(GMT) To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Video interviews with Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, are also available at www.pearson.com.

High resolution photographs are available for the media at www.newscast.co.uk.


Throughout this statement (unless otherwise stated):

1. Adjusted figures are stated before goodwill, integration costs and non operating items. Goodwill is amortised over no more than 20 years;

2. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5 and 10.

Operating review

2003 overview

In 2003, sales declined by 4%. Strong competitive performances in our book businesses could not offset the absence of the one-off Transportation Security Administration (TSA) contract, which contributed some GBP250m to our sales in 2002, and tough trading conditions for our advertising and technology-related businesses. The impact of the GBP272m sales decline was almost entirely offset by cost reductions, so that operating profit was GBP3m lower at GBP490m and profit before tax improved to GBP410m (GBP399m in 2002). Operating margins improved from 11.4% to 12.1%. Adjusted earnings per share grew to 32.0p, an increase of 6%.

Operating free cash flow was GBP210m (GBP305m in 2002) and free cash flow was GBP192m (GBP215m in 2002). Two major factors, both timing-related, masked an otherwise strong performance. Penguin's publishing schedule was particularly concentrated in the fourth quarter, pushing collections into 2004, and the TSA has not yet paid some $151m relating to the 2002 contract. We held capital expenditure below the level of depreciation and, stripping out the TSA impact, average use of working capital improved slightly on 2002, even as we increased investment in new authors, titles and programmes. We reduced our cash spend on integration, finance charges and tax from GBP240m in 2002 to GBP128m in 2003.

On a statutory basis, Pearson reported a profit before tax for the year of GBP152m (a GBP25m loss in 2002) and generated earnings per share of 6.9p (a loss per share of 13.9p in 2002). Net borrowings fell a further 3% to end the year at GBP1,361m. The board is recommending a 3.4% increase in the dividend to 24.2p per share.

Pearson Education

GBP millions        2003      2002   Change -      Change - constant  Change -
-------------  --------- --------- underlying    currency           headline
                                   ---------     ---------          ---------
Sales
School           1,176     1,151             1%                 8%           2%
Higher
Education          772       775             6%                 6%           0%
Professional       503       784           (30)%              (32)%        (36)%
FT Knowledge         -        46             -                  -            -
Pearson
Education        2,451     2,756            (6)%               (5)%        (11)%

Operating
profit
School             127       115            13%                17%          10%
Higher
Education          148       142            11%                11%           4%
Professional        38        81           (51)%              (52)%        (53)%
FT Knowledge         -       (12)            -                  -            -
Pearson
Education          313       326            (2)%                2%          (4)%

Sales at Pearson Education were 6% lower than in 2002, as good growth in our School and Higher Education businesses could not fill the gap left by the absence of the GBP250m TSA contract. Profits were 2% lower, as progress in School and Higher Education largely offset a 51% decline in our Professional operations. Margins improved as we benefited from sales growth, operating efficiencies and the 2002 disposal of FT Knowledge.

In our School business, sales were 1% higher and operating profits up 13%. In the US, our textbook publishing business grew 2% as our basal imprints Scott Foresman and Prentice Hall increased revenues by 4% against basal market growth of some 1%. Our new elementary social studies programme took a market share of more than 50% in adoption states, helping Pearson to take the leading position in new adoptions with a share of approximately 29%.

Sales at our supplementary publishing business were lower than in 2002 as we discontinued some unprofitable product lines and were affected by industry-wide weakness in state budgets. Although the same pressures reduced sales at our School digital learning business, strong cost management enabled it to return to a small profit. In School testing, 2003 revenues were a little ahead of the previous year and we won more than $300m worth of new multi-year contracts which will boost sales from 2005, when the Federal Government's No Child Left Behind accountability measures become mandatory.

Outside the US, revenues were up 7% with good growth in English Language Teaching and in our School publishing operations in Hong Kong, South Africa, the UK and the Middle East. Our UK testing business, London Qualifications, contributed revenues of GBP89m.

Our Higher Education business increased revenues by 6% and operating profits by 11%. In the US the Higher Education publishing business grew its revenues by 6%. Excluding Pearson, the market grew by 3%. This comes on top of 14% revenue growth in 2002 and marks our fifth straight year of market share gains. Though industry growth slowed a little in 2003, the long-term fundamentals of growing enrolments, a boom in community colleges and a strong demand for post-secondary qualifications more than offset the impact of state budget weaknesses and rising tuition fees.

Our business benefited from a strong schedule of first editions including Faigley's Penguin Handbook in English Composition, Wood & Wood's Mastering World Psychology and Jones & Wood's Created Equal in American History. The use of technology continues to distinguish our learning programmes, with almost one million students now following their courses through our paid-for online sites, an increase of 30% on last year, and a further 1.4 million using our free online services. Our market-leading custom publishing business, which creates personalised textbooks and online packages for individual professors and faculties, grew revenues by 35%, with sales exceeding $100m for the first time.

Outside the US, our Higher Education imprints grew 7%, helped by strong growth in key markets including Europe and Canada, solid local publishing and the introduction of our custom publishing model.

Revenues and profits were significantly lower in our Professional business, caused by both the absence of the TSA contract and the associated close-out costs. The $151m receivable from the TSA remains outstanding, and we are discussing with the TSA the post-contract audit and payment. We expect this process to be completed in 2004, and that we will receive payment of the amount due, although the timing of the receipt remains uncertain.

TSA apart, our Government Solutions business grew by 39%, benefiting from new contracts with the Department of Health and the USAC. The Professional Testing business, which had revenues of approximately $100m in 2003, 51% higher than in 2002 excluding TSA, won more than $600m of new long-term contracts. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers. In 2004 we will invest in the expansion of our international network of testing centres to support these contracts, from which we expect to generate significant revenue and profit growth from 2005.

Our worldwide technology publishing operations maintained margins despite a 12% drop in revenues. After a severe three-year technology recession, in which our publishing revenues have fallen by 36%, the rate of decline now appears to be slowing, particularly in the US.

The Penguin Group
GBP              2003      2002   Change -       Change - constant   Change -
millions    --------- --------- underlying     currency            headline
-----------                     ----------     ---------           ---------
Sales           840       838              2%                  4%            0%

Operating
profit           91        87              2%                  8%            5%

Note: At the beginning of 2003 we transferred our Alpha consumer technology publishing business from Pearson Education's Professional division to Penguin. Our calculation of Penguin's underlying growth includes Alpha for both 2002 and 2003.

Penguin increased revenues and profits by 2%. In the US, our largest market, accounting for around two-thirds of sales, our best ever schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing. In the UK our backlist performed well, helped by the relaunch of Penguin Classics and BBC's The Big Read.

Penguin's best-selling books included Sue Monk Kidd's debut novel The Secret Life of Bees (2.3m copies sold) John Steinbeck's East of Eden (1.5m), Al Franken's Lies and the Lying Liars Who Tell Them (1.1m), Scott Berg's Kate Remembered (0.5m), Paul Burrell's A Royal Duty (0.9m), Madonna's The English Roses and Mr Peabody's Apples (0.9m) and Michael Moore's Stupid White Men (0.8m)

.. Dorling Kindersley faced a tough backlist market but benefited from three major new titles: America 24/7, Tom Peters' Re-Imagine! and an e-Encyclopaedia published in association with Google.

We increased spending on authors' advances as we invested in a number of new imprints including Portfolio (business books), Gotham (non-fiction), and The Penguin Press (non-fiction), which has already signed almost 100 authors, including Alexandra Fuller, Ron Chernow and John Berendt. We signed new multi-book deals with a number of our most successful authors including Catherine Coulter and Nora Roberts, whose books have spent a total of 71 weeks at number one on the New York Times bestseller list. In the year ahead we will also be investing in channel initiatives to build the Penguin and DK brands and to reach new consumers. These include Penguin TV, which will commission non-fiction and children's programmes based on DK and Penguin books, and a pilot direct selling programme in the US.

Pearson is the world's largest book publisher and last year we continued to integrate our book publishing operations around the world. In Australia and Canada, the first two markets where we combined Penguin and Pearson Education into one company, profits were up 17% and 12% respectively. In the UK, we are shortly to move the two businesses to a single shared warehousing and distribution centre and in the US we have begun to consolidate central functions. The costs of these integration moves were absorbed in the operating profits of Pearson Education and Penguin in 2002 and 2003, and we continue to expect them to deliver some GBP20m of annual cost savings from 2005.

Financial Times Group


GBP millions          2003     2002         Change -      Change -      Change -
                                          underlying      constant      headline
    --------------- -------- --------      ---------      currency
                                                         ---------     ---------

Sales
Financial
Times                  203      224             (9)%          (9)%          (9)%
Other FT
publishing             112      105             (7)%           0%            7%
Recoletos              169      148              4%            4%           14%
IDC                    273      249              2%           15%           10%

            Total      757      726             (3)%           3%            4%

Operating profit /
(loss)
Financial
Times                  (32)     (23)           (37)%         (37)%         (39)%
Other FT
publishing               6       10            (42)%         (45)%         (40)%
Associates &
Joint Ventures           3       (6)             --             --            --
Recoletos               28       29            (11)%         (11)%          (3)%
IDC                     81       70             18%           24%           16%

            Total       86       80              8%           13%            8%

The Financial Times Group increased profits by 8% despite a 3% revenue decline as IDC, our asset pricing business, posted an 18% profit increase (before the benefits of Comstock, acquired last January). For our business newspapers, 2003 was the third year of a savage corporate advertising recession which has seen advertising volumes at the Financial Times fall almost two-thirds since their peak in 2000. Over the same period, we have reduced the FT's cost base by more than GBP100 million.

Losses at the Financial Times were GBP9m higher than in 2002 as advertising revenues fell by GBP23m and we invested some GBP10m in the newspaper's continued expansion around the world. Advertising revenues were down 15% as industry conditions remained tough for the FT's key advertising categories of corporate finance, technology and business to business. The advertising declines were significantly worse immediately before and during the war in Iraq, but the rate of decline began to narrow towards the end of the year, helped by growth in US, online and recruitment advertising. The newspaper's circulation in the six months to January 2004 was 433,000, 4% lower than in the same period last year, although FT.com's subscribers are some 50% higher at 74,000. The launch of our Asian edition in September completed the FT's global network of four regional newspaper editions, backed up by a single editorial, commercial and technology infrastructure and by FT.com.

Profits at Les Echos were behind last year, reflecting continuing declines in advertising revenues and investment in the newspaper's relaunch. Average circulation for the year was down 4% to 116,400, but the September relaunch generated a positive response, with newsstand sales in the final quarter up 4% against a market decline of 6%. Despite a continued decline in the advertising market, FT Business posted profit growth, due to tight cost management.

The FT's associates and joint ventures returned to profit (GBP6m loss in 2002) with good progress at FT Deutschland, our joint venture with Gruner + Jahr, and at the Economist Group, in which Pearson owns a 50% interest. FT Deutschland's average circulation for 2003 was 92,000, an increase of 9% on the previous year and advertising revenues increased in a declining market. The Economist Group increased its operating profit despite further revenue declines, reflecting additional measures to reduce costs. The Economist's circulation growth continued, with average weekly circulation 3% higher at 908,000.

Revenues at Recoletos (Bolsa Madrid: REC), our 79%-owned Spanish media group, were up 4% as its consumer titles, including sports newspaper Marca, performed strongly, more than offsetting further advertising revenue decline at business newspaper Expansion. Profits were 11% lower as Recoletos invested in existing and new titles. Average circulation at Marca increased 3% to 391,000, and at Expansion fell 3% to 46,000.

Interactive Data Corporation (NYSE: IDC), our 61%-owned asset pricing business, grew its underlying revenues in a declining market for the fourth consecutive year. Revenues increased by 2% and profits by 18%, despite continuing weakness in the market for financial services as institutions focused on containing costs. It was helped by strong institutional renewal rates, which continue to run at more than 95%, the addition of new asset classes to its core pricing services, and the successful launch of our Fair Value Pricing service, which is now installed in 35 leading institutions. IDC continued to extend its range of services through new products such as e-Finance Solutions, enhancements of existing products such as BondEdge and eSignal and bolt-on acquisitions including Comstock, a real-time financial data service, and Hyperfeed Technologies.


Financial review

Profit before tax
In 2003 we report a profit before tax of GBP152m against a loss of GBP25m in 2002 as acquisition integration charges ceased and the goodwill amortisation charge reduced.

Goodwill amortisation
Goodwill is a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. Pearson amortises goodwill to the profit and loss account over whichever is the shorter of the estimated useful life of the acquisition and a period of 20 years. The goodwill amortisation charge fell by GBP66m last year to GBP264m, mainly due to Family Education Network and CBS Marketwatch, where the final amortisation charges were incurred in the first half of 2003.

Goodwill impairment
Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. In 2003 no impairment charges were necessary.

Integration costs
Integration costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. The last of these significant acquisitions occurred in 2000 and the final costs of integration were incurred in 2002. In 2003 there were no integration charges and all other restructuring and related costs have been expensed through the profit and loss account as part of the ongoing operations of our businesses.

Non operating items
Non operating items relate to gains and losses on the sale or closure of businesses and on the sale of fixed assets. In 2003 we had an overall profit on non operating items of GBP6m, mainly relating to the sale of an associate investment in Unidesa by Recoletos.

Interest
Net operating interest fell by GBP14m to GBP80m, with average net debt decreasing by GBP157m. Interest was further reduced by the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 75 basis points, or 0.75%. The impact of these falls was dampened by our treasury policy of having 40 - 65% of net debt at fixed interest rates. As a result, the Group's net interest rate payable averaged approximately 4.6%, improving from 5.0% in the previous year.

Taxation
The tax charge for the year was GBP75m. As in previous years, this high rate of tax has come about mainly because there is only very limited tax relief available for the goodwill amortisation charged in the accounts. The total tax charge of GBP75m includes credits of GBP56 million relating to prior year items; these reflect a combination of settlements with Revenue authorities and changes to deferred tax balances.

The tax rate on adjusted earnings fell from 32.8% in 2002 to 31.2% in 2003. This decline reflects the factors above, the impact of the dollar exchange rate, and a more favorable mix of profits between higher and lower tax rate jurisdictions.

Minority interests
Minority interests include a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends
The dividend payment of GBP192m which we are recommending in respect of 2003 represents 24.2p per share - a 3.4% increase on 2002. The dividend is covered
1.3 times by adjusted earnings, and 1.1 times by operating free cash flow. The company seeks to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the re-investment opportunities that we see across the Group. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business.

Pensions
Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada.
Outside the UK, most of our people operate 401K (essentially defined contribution) plans. Our most recent full valuation of the UK Pension Fund was in 2001 and the next full valuation will be completed during 2004. The pension funding level is kept under regular review by the company and the Fund trustees. After an informal indication in 2002, and taking account of current stock market conditions, the company increased contributions by GBP5m to GBP25m in 2003 and has taken an additional GBP6m charge to the profit and loss account, ahead of the full valuation in 2004. The additional contributions were designed to keep the scheme fully funded and bridge the gap between the 2001 valuation and current expectations.

Except for the historical information contained herein, the matters discussed in this preliminary announcement include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report and US Form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.




Consolidated Profit and Loss Account
for the year ended 31 December 2003

------------------------  -----    ------  ------  ------    ------  ------  ------
                                ------ 2003 -----------   ------ 2002 ------------
                                Results                   Results
                                   from                      from
all figures in GBP         Note   oper-    Other   Total    oper-    Other   Total
millions                         ations    items           ations    items

------------------------  ----- ------    ------   ------ ------    ------   ------
Sales
(including
share of joint
ventures)                         4,066       -   4,066     4,331       -   4,331
Less: share of
joint ventures                      (18)      -     (18)      (11)      -     (11)
------------------------  -----    ------  ------  ------    ------  ------  ------
Sales                    2a       4,048       -   4,048     4,320       -   4,320
Group
operating
profit                              483    (257)    226       496    (302)    194
Share of operating
profit/(loss) of joint
ventures and
associates               2c           7      (7)      -        (3)    (48)    (51)
------------------------ -----     ------  ------  ------    ------  ------  ------
Total
operating
profit                   2b         490    (264)    226       493    (350)    143
------------------------ -----     ------  ------  ------    ------  ------  ------

Loss on sale
of fixed
assets and
investments              3a           -      (2)     (2)        -     (13)    (13)

Profit/(loss)
on sale of
subsidiaries
and associates           3b           -       8       8         -     (27)    (27)

Profit on sale
of
subsidiaries
by an
associate                3c           -       -       -         -       3       3
------------------------ -----     ------  ------  ------    ------  ------  ------
Non operating
items                                 -       6       6         -     (37)    (37)
------------------------  -----    ------  ------  ------    ------  ------  ------
Profit before
interest and
taxation                            490    (258)    232       493    (387)    106
Net finance
costs                       4       (80)      -     (80)      (94)    (37)   (131)
------------------------  -----    ------  ------  ------    ------  ------  ------
Profit/(loss)
before
taxation                            410    (258)    152       399    (424)    (25)
Taxation                    6      (128)     53     (75)     (131)     67     (64)
------------------------  -----    ------  ------  ------    ------  ------  ------
Profit/(loss)
after taxation                      282    (205)     77       268    (357)    (89)
Equity
minority
interests                           (28)      6     (22)      (27)      5     (22)
------------------------  -----    ------  ------  ------    ------  ------  ------
Profit/(loss)
for the
financial year                      254    (199)     55       241    (352)   (111)
Dividends on
equity shares               7                      (192)                     (187)
------------------------  -----    ------  ------  ------    ------  ------  ------
Loss retained                                      (137)                     (298)
------------------------  -----    ------  ------  ------    ------  ------  ------

Adjusted
earnings per
share                       5                      32.0p                     30.3p

Basic
earnings/(loss)
per share                   5                       6.9p                    (13.9)p

Diluted
earnings/(loss)
per share                   5                       6.9p                    (13.9)p

Dividend per
share                       7                      24.2p                     23.4p


There is no difference between the profit/(loss) before taxation and the retained loss for the year stated above and their historical cost equivalents.



Consolidated Balance Sheet

as at 31 December 2003
                   --------------------------------- ------- --------- ---------

all figures in GBP millions                            Note     2003      2002
---------------------------------                    ------- --------- ---------

Fixed assets
Intangible assets                                              3,260     3,610
Tangible assets                                                  468       503
Investments: joint ventures
                                                             --------- ---------
Share of gross assets                                              7         7
Share of gross liabilities                                        (1)        -
                                                             --------- ---------
                                                                   6         7
Investments: associates                                           58       106
Investments: other                                                80        84
---------------------------------                    ------- --------- ---------
                                                               3,872     4,310
                   --------------------------------- ------- --------- ---------

Current assets
Stocks                                                           683       734
Debtors                                                        1,132     1,057
Deferred taxation                                                145       174
Investments                                                        2         2
Cash at bank and in hand                                         561       575
---------------------------------                    ------- --------- ---------
                                                               2,523     2,542
                   --------------------------------- ------- --------- ---------

Creditors - amounts falling due within one year
Short-term borrowing                                            (575)     (249)
Other creditors                                               (1,129)   (1,114)
---------------------------------                    ------- --------- ---------
                                                              (1,704)   (1,363)
                   --------------------------------- ------- --------- ---------

Net current assets                                               819     1,179
---------------------------------                    ------- --------- ---------
Total assets less current liabilities                          4,691     5,489

Creditors - amounts falling due after more than one
year
Medium and long-term borrowing                                (1,347)   (1,734)
Other creditors                                                  (45)      (60)
---------------------------------                    ------- --------- ---------
                                                              (1,392)   (1,794)
Provisions for liabilities and charges                          (152)     (165)
---------------------------------                    ------- --------- ---------
Net assets                                                     3,147     3,530
---------------------------------                    ------- --------- ---------

Capital and reserves
Called up share capital                                  9       201       200
Share premium account                                    9     2,469     2,465
Profit and loss account                                  9       282       673
---------------------------------                    ------- --------- ---------
Equity shareholders' funds                                     2,952     3,338
Equity minority interests                                        195       192
---------------------------------                    ------- --------- ---------
                                                               3,147     3,530
                   --------------------------------- ------- --------- ---------







Consolidated Cash Flow Statement

for the year ended 31 December 2003
                   ---------------------------------- ------ --------- ---------

all figures in GBP millions                             Note    2003      2002
----------------------------------                    ------ --------- ---------
Net cash inflow from operating activities               10       359       529
----------------------------------                    ------ --------- ---------
Dividends from joint ventures and associates                       9         6
----------------------------------                    ------ --------- ---------
Interest received                                                 11        11
Interest paid                                                    (86)     (151)
Debt issue costs                                                  (1)        -
Dividends paid to minority interests                             (19)       (1)
----------------------------------                    ------ --------- ---------
Returns on investments and servicing of finance                  (95)     (141)
----------------------------------                    ------ --------- ---------
Taxation                                                         (44)      (55)
----------------------------------                    ------ --------- ---------
Purchase of tangible fixed assets                               (105)     (126)
Sale of tangible fixed assets                                      8         7
Purchase of investments                                           (4)      (21)
Sale of investments                                                -         3
----------------------------------                    ------ --------- ---------
Capital expenditure and financial investment                    (101)     (137)
----------------------------------                    ------ --------- ---------
Purchase of subsidiaries                                         (94)      (87)
Net cash acquired with subsidiaries                               34         1
Purchase of joint ventures and associates                         (5)      (40)
Sale of subsidiaries                                              (4)        3
Net overdrafts/(cash) disposed with subsidiaries                   1        (1)
Sale of associates                                                57       920
----------------------------------                    ------ --------- ---------
Acquisitions and disposals                                       (11)      796
----------------------------------                    ------ --------- ---------
Equity dividends paid                                           (188)     (181)
----------------------------------                    ------ --------- ---------
Net cash (outflow)/inflow before management of
liquid resources and financing                                   (71)      817
----------------------------------                    ------ --------- ---------
Liquid resources acquired                                        (85)      (65)
Collateral deposit reimbursed                                      -        22
----------------------------------                    ------ --------- ---------
Management of liquid resources                                   (85)      (43)
----------------------------------                    ------ --------- ---------
Issue of equity share capital                                      5         6
Capital element of finance leases                                 (3)       (5)
Loan facility advanced/(repaid)                                    1      (507)
Bonds advanced                                                   180         -
Bonds repaid                                                    (159)     (167)
Collateral deposit received                                       54        17
Net movement in other borrowings                                 (13)       (7)
----------------------------------                    ------ --------- ---------
Financing                                                         65      (663)
----------------------------------                    ------ --------- ---------
(Decrease)/increase in cash in the year                          (91)      111
----------------------------------                    ------ --------- ---------

2003 results
The preliminary results for the year ended 31 December 2003 have been extracted from audited accounts, which have not yet been delivered to the Registrar of Companies. The 2002 accounts carry an unqualified audit report and have been so delivered. The 2003 Annual Report will be posted to shareholders on Thursday 25 March 2003.

Dividend
The directors recommend a final dividend of 14.8p per share, payable on Friday 7 May 2004 to shareholders on the register at the close of business on Tuesday 13 April 2004.

Annual General Meeting
The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, at 12 noon on Friday 30 April 2004.




Statement of Total Recognised Gains and Losses

for the year ended 31 December 2003
                  --------------------------------------   ---------   ---------

all figures in GBP millions                                   2003        2002
--------------------------------------                     ---------   ---------

Profit/(loss) for the financial year                            55        (111)
Other net gains and losses recognised in reserves:
Currency translation differences                              (254)       (317)
Taxation on currency translation differences                     -           5
--------------------------------------                     ---------   ---------
Total recognised gains and losses relating to the year        (199)       (423)
--------------------------------------                     ---------   ---------
Prior year adjustment - FRS 19                                   -         209
--------------------------------------                     ---------   ---------
Total recognised gains and losses                             (199)       (214)
--------------------------------------                     ---------   ---------



Reconciliation of Movements in Equity Shareholders' Funds

for the year ended 31 December 2003

all figures in GBP millions                                     2003      2002
-------------------------------------                      ----------- ---------
Profit/(loss) for the financial year                              55      (111)
Dividends on equity shares                                      (192)     (187)
-------------------------------------                      ----------- ---------
                                                                (137)     (298)
Currency translation differences (net of taxation)              (254)     (312)
Goodwill written back on sale of subsidiaries and                  -       144
associates
Shares issued                                                      5         6
Replacement options granted on acquisition of subsidiary           -         1
-------------------------------------                      ----------- ---------
Net movement for the year                                       (386)     (459)
Equity shareholders' funds at beginning of the year            3,338     3,797
-------------------------------------                      ----------- ---------
Equity shareholders' funds at end of the year                  2,952     3,338
-------------------------------------                      ----------- ---------


Notes to the 2003 Results
for the year ended 31 December 2003

1. Basis of preparation
                            ----------------------------------------------------

The results for the year ended 31 December 2003 have been prepared in accordance with the accounting policies set out in the 2002 Annual Report, except that the amendment to FRS 5 - Application Note G 'Revenue recognition' has been applied in respect of multiple element arrangements, which has not given rise to a material adjustment.


2a. Analysis of sales
all figures in GBP millions                                2003           2002
-------------------------------------                   ---------      ---------

Business sectors
Pearson Education                                         2,451          2,756
FT Group                                                    757            726
The Penguin Group                                           840            838
-------------------------------------                   ---------      ---------
Continuing operations                                     4,048          4,320
-------------------------------------                   ---------      ---------

Geographical markets supplied
United Kingdom                                              474            411
Continental Europe                                          463            419
North America                                             2,742          3,139
Asia Pacific                                                255            249
Rest of World                                               114            102
-------------------------------------                   ---------      ---------
Continuing operations                                     4,048          4,320
-------------------------------------                   ---------      ---------

2b. Analysis of total operating profit


                 ---------------------------------------------------------------
                 2003
                 ------------------------------------------------------------
all figures in GBP  Results   Integration         Goodwill     Goodwill  Operating
millions               from         costs     amortisation   impairment     profit
                 operations
---------------- -----------     --------      ---------      ---------   --------

Business
sectors
Pearson
Education               313             -           (207)           -         106
FT Group                 86             -            (36)           -          50
The Penguin
Group                    91             -            (21)           -          70
----------------  -----------      --------      ---------    ---------    --------
Continuing
operations              490             -           (264)           -         226
----------------  -----------      --------      ---------    ---------    --------



2b. Analysis of total operating profit (continued)
                 ---------------------------------------------------------------
                 2003
                 ------------------------------------------------------------
all figures in GBP  Results  Integration       Goodwill       Goodwill     Operating
millions               from        costs   amortisation     impairment        profit
                 operations
---------------- -----------    --------      ---------       ---------    --------

Geographical
markets
supplied
United Kingdom          (46)            -            (31)           -         (77)
Continental
Europe                   29             -            (10)           -          19
North America           466             -           (218)           -         248
Asia Pacific             33             -             (5)           -          28
Rest of World             8             -              -            -           8
----------------  -----------      --------      ---------    ---------    --------
Continuing
operations              490             -           (264)           -         226
----------------  -----------      --------      ---------    ---------    --------

---------------- -------------------------------------
                 ---------------------------------------------------------------
---------------- 2002
                 ------------------------------------------------------------
                 -----------      --------      ---------    ---------     --------
all figures in GBP  Results   Integration        Goodwill     Goodwill    Operating
millions               from         costs    amortisation   impairment       profit
                 operations
---------------- -----------      --------      ---------     ---------    --------
Business
sectors
Pearson
Education               326            (7)          (244)           -          75
FT Group                 80             -            (65)         (10)          5
The Penguin
Group                    87            (3)           (18)           -          66
----------------  -----------      --------      ---------    ---------    --------
Continuing
operations              493           (10)          (327)         (10)        146
Discontinued
operations                -             -             (3)           -          (3)
----------------  -----------      --------      ---------    ---------    --------
                        493           (10)          (330)         (10)        143
----------------  -----------      --------      ---------    ---------    --------

Geographical
markets
supplied
United Kingdom          (72)           (5)           (25)           -        (102)
Continental
Europe                   40             -             (8)           -          32
North America           495            (5)          (288)           -         202
Asia Pacific             31             -             (6)           -          25
Rest of World            (1)            -              -          (10)        (11)
----------------  -----------      --------      ---------    ---------    --------
Continuing
operations              493           (10)          (327)         (10)        146
Discontinued
operations                -             -             (3)           -          (3)
----------------  -----------      --------      ---------    ---------    --------
                        493           (10)          (330)         (10)        143
----------------  -----------      --------      ---------    ---------    --------


Note: Analyses of the profits and losses of joint ventures and associates are shown in note 2c.


2c. Share of operating loss of joint ventures and operating profit/(loss) of associates


Joint
ventures                                    --------------------------------------

---------------
                ---------------------------------------------------------------
--------------- 2003
                ---------------------------------------------------------------
                -----------  ---------     ----------         --------   --------
all figures in     Results   Integration       Goodwill       Goodwill  Operating
GBP millions          from         costs   amortisation     impairment       loss
                operations
--------------- -----------    ---------     ----------      --------    --------

Business
sectors
Pearson                  -             -              -            -           -
Education
FT Group               (11)            -              -            -         (11)
The Penguin
Group                    1             -              -            -           1
---------------  -----------     ---------     ----------     --------    --------
Continuing
operations             (10)            -              -            -         (10)
---------------  -----------     ---------     ----------     --------    --------

--------------- --------------------------------------
                ---------------------------------------------------------------
--------------- 2002
                ----------------------------------------------------------------
                -----------    ---------     ----------       --------    --------
all figures in     Results   Integration       Goodwill       Goodwill  Operating
GBP millions          from         costs   amortisation     impairment       loss
                operations
--------------- -----------     ---------     ----------     --------     --------
Business
sectors
Pearson
Education               (1)            -              -            -          (1)
FT Group               (13)            -              -            -         (13)
The Penguin
Group                    1             -              -            -           1
---------------  -----------     ---------     ----------     --------    --------
Continuing
operations             (13)            -              -            -         (13)
---------------  -----------     ---------     ----------     --------    --------

Associates
---------------                             --------------------------------------
                ---------------------------------------------------------------
--------------- 2003
                ---------------------------------------------------------------
                -----------     ---------      ----------     --------    --------
all figures in     Results   Integration        Goodwill       Goodwill  Operating
GBP millions          from         costs    amortisation     impairment     profit
                operations
--------------- -----------     ---------      ----------      --------   --------
Business
sectors
Pearson
Education                1             -              -            -           1
FT Group                16             -             (7)           -           9
The Penguin              -             -              -            -           -
Group            -----------     ---------     ----------     --------    --------
---------------
Continuing
operations              17             -             (7)           -          10
---------------  -----------     ---------     ----------     --------    --------
                --------------------------------------
                ---------------------------------------------------------------
--------------- 2002
                ----------------------------------------------------------------
                -----------  ---------        ----------      --------    --------
all figures in     Results Integration          Goodwill      Goodwill   Operating
GBP millions          from       costs      amortisation    impairment        loss
                operations
--------------- -----------  ---------        ----------      --------    --------
Business
sectors
Pearson
Education                3             -             (1)           -           2
FT Group                 7             -            (44)           -         (37)
The Penguin              -             -              -            -           -
Group            -----------     ---------     ----------     --------    --------
---------------
Continuing
operations              10             -            (45)           -         (35)
Discontinued
operations               -             -             (3)           -          (3)
---------------  -----------     ---------     ----------     --------    --------
                        10             -            (48)           -         (38)
---------------  -----------     ---------     ----------     --------    --------

3a. Loss on sale of fixed assets and investments
all figures in GBP millions                                  2003         2002
---------------------------------------                   --------     --------
Net loss on sale of property                                  (1)          (3)
Net loss on sale of investments                               (1)         (10)
---------------------------------------                   --------     --------
Continuing operations                                         (2)         (13)
---------------------------------------                   --------     --------
Taxation                                                       -            6
---------------------------------------                   --------     --------

3b. Profit/(loss) on sale of subsidiaries and associates
all figures in GBP millions                                     2003      2002
---------------------------------------                       --------  --------
Profit on sale of Unidesa                                         12         -
Loss on sale of Forum                                             (1)      (40)
Loss on sale of PH Direct                                          -        (8)
Net (loss)/profit on sale of other businesses and associates      (3)        3
---------------------------------------                       --------  --------
Continuing operations                                              8       (45)
---------------------------------------                       --------  --------
Profit on sale of the RTL Group - discontinued operations          -        18
---------------------------------------                       --------  --------
                                                                   8       (27)
                     ---------------------------------------  --------  --------
Taxation                                                          (3)       (6)
---------------------------------------                       --------  --------

3c. Profit on sale of subsidiaries by an associate
all figures in GBP millions                                     2003       2002
---------------------------------------                      --------   --------
Profit on sale of Journal of Commerce by the Economist -
continuing operations                                             -          3
---------------------------------------                      --------   --------


4. Net finance costs
all figures in GBP millions                                     2003      2002
---------------------------------------                      --------  --------
Net interest payable                                            (80)      (94)
Early repayment of debt and termination of swap contracts         -       (37)
---------------------------------------                      --------  --------
                                                                (80)     (131)
                    ---------------------------------------  --------  --------



5. Earnings/(loss) per share
--------------------------------------------------

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes certain items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.
---------------------------------------
All figures in GBP millions                                    2003        2002
---------------------------------------                     --------    --------
Profit/(loss) for the financial year                            55        (111)
Adjustments:
Non operating items                                             (6)         37
Integration costs                                                -          10
Goodwill amortisation                                          264         330
Goodwill impairment                                              -          10
Other net finance costs                                          -          37
Taxation on above items                                        (53)        (67)
Minority interest share of above items                          (6)         (5)
---------------------------------------                     --------    --------
Adjusted earnings                                              254         241
---------------------------------------                     --------    --------
Weighted average number of shares (millions)
- for basic earnings and adjusted earnings                   794.4       796.3
Effect of dilutive share options                               0.9           -
---------------------------------------                     --------    --------
Weighted average number of shares (millions)
- for diluted earnings                                       795.3       796.3
---------------------------------------                     --------    --------
Adjusted earnings per share                                   32.0p       30.3p
Basic earnings/(loss) per share                                6.9p      (13.9)p
Diluted earnings/(loss) per share                              6.9p      (13.9)p
---------------------------------------                     --------    --------

Note: In 2002 the Group made a loss for the financial year (after taking into account goodwill amortisation). Consequently, the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

6. Taxation

The tax rate provided in the profit and loss account is analysed as follows:

all figures in percentages                                    2003        2002
------------------------------------------                   -------     -------
United Kingdom tax rate                                       30.0        30.0
Effect of overseas tax rates                                   1.3         2.8
Other items                                                   (0.1)          -
------------------------------------------                   -------     -------
Tax rate reflected in adjusted earnings                       31.2        32.8
------------------------------------------                   -------     -------

The taxation charge is analysed as:

all figures in GBP millions                                    2003        2002
------------------------------------------                   -------     -------
Parent and subsidiaries                                        (70)        (60)
Joint ventures and associates                                   (5)         (4)
------------------------------------------                   -------     -------
                                                               (75)        (64)
              ------------------------------------------     -------     -------

7. Dividends
--------------------------------    --------   ------         -------    -------
                                      2003     2003            2002       2002
                                 Pence per     GBPm       Pence per       GBPm
                                     share                    share
-------------------------------- --------      ------         -------    -------
Interim paid                           9.4       73             9.1         72
Final proposed                        14.8      119            14.3        115
--------------------------------    --------   ------         -------    -------
Dividends for the year                24.2      192            23.4        187
--------------------------------    --------   ------         -------    -------

8. Exchange rates
Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

     ------------------------------------------ ------------
                                                     ----- GBP versus US$ -----
                                                         2003            2002
     ------------------------------------------         -------         -------
Average rate for the year                                1.63            1.51
Year end rate                                            1.79            1.61
------------------------------------------              -------         -------



9. Equity shareholders' funds
--------------------------------- -------         ------        ------   ------
all figures in GBP millions         Share          Share    Profit and    Total
                                  capital        premium          loss
                                                               account
--------------------------------- -------          ------       ------  ------
At 31 December 2002                   200         2,465            673   3,338
Exchange differences                    -             -           (254)   (254)
Equity shares issued                    1             -              -       1
Premium on issue of equity
shares                                  -             4              -       4
Loss retained for the year              -             -           (137)   (137)
---------------------------------   -------        ------         ------  ------
At 31 December 2003                   201         2,469            282   2,952
---------------------------------   -------        ------         ------  ------

10. Note to consolidated statement of cash flows

all figures in GBP millions                                     2003     2002
------------------------------------------                     -------  -------
Reconciliation of operating profit to net cash
inflow from operating activities
Total operating profit                                           226      143
Share of loss of joint ventures and associates                     -       51
Depreciation                                                     111      122
Goodwill amortisation and impairment                             257      292
(Increase)/decrease in stocks                                     (8)      43
Increase in debtors                                              (96)    (111)
(Decrease)/increase in creditors                                 (68)      64
Decrease in operating provisions                                 (20)     (50)
Other and non-cash items                                         (43)     (25)
------------------------------------------                     -------  -------
Net cash inflow from operating activities                        359      529
------------------------------------------                     -------  -------
Dividends from joint ventures and associates                       9        6
Purchase of tangible fixed assets                               (105)    (126)
Capital element of finance leases                                 (3)      (5)
Sale of tangible fixed assets                                      8        7
Add back: cash received relating to acquired deferred income      42        -
Add back: non operating capital expenditure                        2        -
Add back: integration costs                                        8       44
------------------------------------------                     -------  -------
Operating cash flow                                              320      455
------------------------------------------                     -------  -------
Operating tax paid                                               (34)     (46)
Operating finance charges                                        (76)    (104)
------------------------------------------                     -------  -------
Operating free cash flow                                         210      305
------------------------------------------                     -------  -------
Non operating tax paid                                           (10)      (9)
Non operating finance charges                                      -      (37)
Integration costs                                                 (8)     (44)
------------------------------------------                     -------  -------
Total free cash flow                                             192      215
------------------------------------------                     -------  -------
Dividends paid (including minorities)                           (207)    (182)
------------------------------------------                     -------  -------
Net movement of funds from operations                            (15)      33
------------------------------------------                     -------  -------
Acquisitions of businesses and investments                      (112)    (124)
Disposals of businesses, investments and property                 52      930
New equity                                                         5        6
Other non operating items                                          -       (5)
------------------------------------------                     -------  -------
Net movement of funds                                            (70)     840
------------------------------------------                     -------  -------
Exchange movements on net debt                                   117      131
------------------------------------------                     -------  -------
Total movement in net debt                                        47      971
------------------------------------------                     -------  -------


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 01 March 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary